SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2008

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Gomes de Carvalho 1,629
Vila Olímpia
05457-006 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Reports Growth in Internet Sales in 2007

São Paulo, February 21, 2008 – GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), the parent company of Brazilian airlines GOL Transportes Aéreos S.A. (“GTA”, Brazil’s low-cost, low-fare airline) and VRG Linhas Aéreas S.A. (“VRG”, Brazil’s premium service airline), announced that GOL Transportes Aéreos achieved 15 percent growth in Internet sales in 2007. The Company recorded approximately R$ 4.3 billion in gross ticket sales through its website, www.voegol.com.br, which accounted for 80% of the Company’s R$ 5.4 billion total gross sales in 2007. Gross operating revenues from passengers flown in 2007 were approximately R$ 4.7 billion, and total net operating revenues were approximately R$ 5 billion.

GOL’s online ticket purchasing function simplifies the travel process for passengers and provides travel agencies with access to new markets, increased productivity and reduced costs. “Double-digit growth in online ticket sales is a boon to customers and travel agencies looking to simplify the purchasing process and reduce costs,” says Tarcísio Gargioni, Vice President of Marketing and Services at GOL. In the fourth quarter of 2007, GOL’s website registered an average of 4.4 million unique visitors per month, a 23% increase over the same period in 2006.

Through GOL’s Webservices platform, customers can use the Company’s website (www.voegol.com.br) to not only purchase tickets, but also check-in and print boarding passes up to 90 minutes prior to their scheduled departure time and change reservations up to 24 hours before flights. GOL’s Webservices platform also allows customers to check-in and purchase tickets via their cell phones. The Company’s web services are offered at all stages of the travel process—from ticket purchase to departure—providing customers with the most advanced technological resources available in the market.

VRG, which was acquired by GOL in April 2007, also registered growth in online ticket sales. Between April and December of last year, Internet sales rose from 2% to 12% of the Company’s total sales. During this period, VRG implemented an online chat platform to improve customer service for Brazilian passengers and launched its website in six languages (German, Spanish, French, English, Italian and Portuguese) and in nine countries (Germany, Argentina, Brazil, Colombia, France, Italy, Mexico, United Kingdom and Venezuela). VRG also strengthened its relationship with travel agencies through the implementation of the B2T service, which allows agents to access VRG’s system and sell tickets directly to their customers. “Like GOL, VRG is committed to providing partners and customers with greater flexibility and convenience in air travel through its B2T services, which provide easy access to information and allow for web check-in on all domestic routes,” adds Gargioni.

About GOL Linhas Aéreas Inteligentes S.A.
GOL Linhas Aéreas Inteligentes S.A. is the parent company of Brazilian airlines GOL Transportes Aéreos S.A. (“GTA”, a low-cost, low-fare airline which operates the GOL brand) and VRG Linhas Aéreas S.A. (“VRG”, a premium service airline which operates the VARIG brand). GTA and VRG offer daily flights to more destinations in Brazil than any other domestic airline while providing customers with the most convenient flight schedules in the country.

- 1 / 2 -

The airlines operate a young, modern fleet of Boeing aircraft, the safest and most comfortable aircraft of its class, with low maintenance, fuel and training costs, and high aircraft utilization and efficiency ratios. In addition to safe and reliable services, which stimulate brand recognition and customer satisfaction, the Company’s service is recognized as the best value proposition in the market. Growth plans include increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic travel destinations. Shares are listed on the NYSE (GOL) and the Bovespa (GOLL4) stock exchanges.

CONTACT: GOL Linhas Aéreas Inteligentes S.A.

Investor Relations	Media
Ph: (5511) 3169 6800	Brazil & Latin America
E-mail: ri@golnaweb.com.br	Ph: (5511) 3169 6967
Site: www.voegol.com.br/ir	E-mail: comcorp@golnaweb.com.br
U.S. & Europe
Edelman; G. Juncadella and M. Smith
Ph: +1 (212) 704-4448 / 704-8196
E-mail:gabriela.juncadella@edelman.com;
meaghan.smith@edelman.com

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

- 2 / 2 -

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 21, 2008

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.